Exhibit 99.1

                                                For Further Information:
                                                Richard A. Michaelson
                                                Phone: (818) 758-6607

IMMEDIATE RELEASE
November 4, 1996

UNILAB CORPORATION ANNOUNCES THIRD QUARTER RESULTS

TARZANA, CA, November 4, 1996 -- UNILAB Corporation
(AMEX: ULB) announced today that net sales for the quarter ending September 30, 1996 increased to $52.7 million from $50.2 million in the same period last year. The Company reported a net loss for the third quarter of 1996 of $8.5 million, or $0.23 per common share, compared to net income of $0.2 million, or $0.01 per common share in the same period last year. 1996 third quarter results, as previously announced, included a non-recurring charge of $4.9 million for the settlement of a government investigation into Unilab's billing practices. Excluding the non-recurring charge, 1996 third quarter net loss would have been $3.6 million, or $0.10 per share.

For the nine months ended September 30, 1996, net sales were $152.3 million compared to $140.3 million in the same period last year. The net loss for the nine months was $16.6 million, or $0.45 per common share, which included a $3.5 million extraordinary charge associated with the early extinguishment of debt in addition to the $4.9 million non-recurring charge noted above. This compares with a net loss of $36.8 million, or $1.03 per common share, for the nine months ended September 30, 1995, inclusive of approximately $41 million in charges primarily related to divestiture and acquisition activities and early extinguishment of debt.

Andrew Baker, Chairman and Chief Executive Officer of Unilab, remarked, "Our third quarter results continue to reflect the challenging industry environment. Continued price erosion, though moderating from the first two quarters' rate of decline, has resulted in the third quarter average pricing running approximately 10% below the same period last year. Despite approximately 15% specimen volume growth ahead of third quarter last year, the price erosion continues to be the primary factor behind third quarter EBITDA of $2.5 million, excluding the non-recurring charge. Our efforts to improve this earnings level are focused on improving the profitability of our managed care business, lowering our expenses and average costing, and improving our reimbursement levels."

Unilab Corporation is the largest provider of clinical laboratory testing services in California through its primary testing facilities in Los Angeles, San Jose and Sacramento and over 200 regional service and testing facilities located throughout the state.

                    - tables to follow -

                         Unilab Corporation
                     Consolidated Balance Sheet
                           (Unaudited)
                                       September 30,     December 31,
                                           1996              1995
(amounts in thousands)

Cash and Cash Equivalents                 $ 11,136         $      70
Accounts Receivable, net                    40,721            40,334
Amounts Due from UGL/UniHoldings            15,375            15,000
Other Current Assets                         4,452             4,180
    Total Current Assets                    71,684            59,584

Fixed Assets, net                           17,709            18,326

Goodwill and Other Intangible Assets       111,137           113,019

Other Assets                                 6,614             5,245

Total Assets                              $207,144          $196,174

Total Current Liabilities                   36,126           $49,273

Long-term Debt, net of current portion     126,561            87,207
Other Liabilities                            3,112             3,364

Total Shareholders' Equity                  41,345            56,330

Total Liabilities and Shareholders'
     Equity                               $207,144          $196,174

                          Unilab Corporation
                 Consolidated Statement of Operations
                            (Unaudited)
            (amounts in thousands, except per share data)
                                         Three months ended    Nine Months Ended
                                            September 30,        September 30,
                                          1996       	1995     1996       	1995
Revenue	                                  $52,670   $50,160    $156,269    $140,315

Operating Expenses, Excluding Legal
Charge and Acquisition Related
Charges                                    53,115    47,822     155,741     130,445

Legal and Acquisition Related Charges       4,940        -        4,940      2,400
Operating Income (Loss)                    (5,385)    2,338      (4,412)     7,470

Other Income (Expenses):
Interest Expense, net	                     (3,150)   (2,106)    (8,699)     (6,208)
Equity in Earnings of Affiliate               -          -           -          250
Loss on Sale of Equity Investment             -          -           -      (36,499)

Income (Loss) Before Income Taxes and      (8,535)      232      (13,111)   (34,987)
Extraordinary Item

Extraordinary Item - Loss on Early            -          -         3,451      1,732
Extinguishment of Debt

Net Income (Loss)                          (8,535)      232      (16,562)   (36,719)

Preferred Stock Dividends                      36        36          108        108

Net Income (Loss) Available to
Common Shareholders                        ($8,571)    $196      ($16,670)  ($36,827)


Net Income (Loss) per Share:
Income (Loss) Before Extraordinary Item     ($0.23)    $0.01       ($0.35)    ($0.98)
Extraordinary Item                             -         -          (0.10)     (0.05)
Net Income (Loss)                           ($0.23)    $0.01       ($0.45)    ($1.03)

Weighted Average Common
Shares Outstanding                          36,718    36,114        36,695    35,848